116 Huntington Avenue

Boston, MA 02116

July 15, 2009

BY EDGAR AND BY FAX (703) 813-3288

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Robert S. Littlepage, Jr.
Melissa Hauber

Re:	American Tower Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No.: 1-14195

Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
File No.: 1-14195

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), the following responses are provided to the comments submitted to American Tower by the staff of the Commission (the “Staff”) in a letter dated July 1, 2009 (the “Letter”) relating to American Tower’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and Form 10-Q for fiscal quarter ended March 31, 2009 (the “Form 10-Q”). The comments submitted also arise out of the Company’s response letter dated April 17, 2009 (“April Response”) and the supplemental response letter dated May 19, 2009 (“May Response”) to the Staff’s letters dated April 3, 2009 and May 5, 2009, respectively. We have restated below in italics each comment from the Letter in the order in which it appeared and have supplied our response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 37

Restrictions Under Notes Indentures, page 44

1.

We note your response to comment 2. You are required to evaluate each subsidiary to identify any circumstance where third parties may limit the subsidiaries’ ability to loan, advance or dividend funds to the parent. Refer to Question 1 of SAB Topic 6:K.2.a. It appears, based upon the terms of the Loan and Security Agreement and the Cash Management Agreement, that there are, in fact, circumstances where a third party may limit the subsidiaries ability to loan, advance or dividend funds to the parent. Please revise or advise us further, including a detailed explanation of the results of your evaluation of your subsidiaries.

RESPONSE:

In determining whether the securitized assets held by our two indirectly held, wholly owned special purpose subsidiaries (the “Borrowers”), including the related cash flow (the securitized assets including such cash flow, the “Assets”) represent “restricted net assets” under Regulation S-X §4-08(e)(3) (“§4-08(e)(3)”), we reviewed §4-08(e)(3), Regulation S-X §5-04 (“§5-04”) and Regulation S-X §12-04, the Interpretive Response to Question 1 of Staff Accounting Bulletins Topic 6:K.2.a (the “Interpretation”), the Loan and Security Agreement (the “Loan Agreement”) by and between American Tower Depositor Sub, LLC, as lender, and the Borrowers, and the Cash Management Agreement (“Cash Agreement”) by and among American Tower Depositor Sub, LLC, the Borrowers, LaSalle Bank National Association (“Agent”) and SpectraSite Communications, LLC (“Manager”). While, in assessing whether the Assets are “restricted net assets,” we identified pursuant to the Interpretation any circumstance where third parties might limit the Borrowers’ abilities to loan, advance or dividend funds to their parent, we nevertheless believe, as noted in our May Response, that the Assets do not represent “restricted net assets” pursuant to §4-08(e)(3), which defines “restricted net assets” as that amount “which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.)” but also provides that “[n]ot all limitations on transferability of assets are considered to be restrictions for purposes of this test, which considers only specific third party restrictions on the ability of subsidiaries to transfer funds outside of the entity.”

Specifically, §4-08(e)(3) states that “the presence of subsidiary debt which is secured by certain of the subsidiary’s assets does not constitute a restriction under this rule.” Accordingly, the securitization, by itself, does not trigger the §4-08(e)(3) disclosure requirements.

Loan provisions that prohibit dividend payments, loans or advances are considered restrictions under §4-08(e)(3), as are covenants that require the subsidiary to maintain certain working capital, net tangible asset or net asset levels or reinvest all of its earnings, as is explained in more detail in examples included in the Interpretation. Unlike those examples, however, the Borrowers are not prohibited by either the Loan Agreement or the Cash Agreement from making (and need no consent from the lender to make) dividend payments. While we note that section 9.2(Y) of the Loan Agreement contains a restriction on loans and advances, since there are no restrictions on dividend payments by the Borrowers, the restriction on loans and advances is not used for the purposes of the tests in §4-08(e)(3) and §5-04. This is in accordance with §4-08(e)(3) and §5-04, both of which state that “[w]here restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used,” and is further supported by the approach followed in the Interpretive Response to Question 4 of Staff Accounting Bulletins Topic 6:K.2.b. Moreover, neither the Loan Agreement nor the Cash Agreement requires the Borrowers to maintain particular working capital, net tangible asset, or net asset levels. Once the revenue generated by the Assets has been systematically applied by the Agent in a specified series of steps set forth in Section 3.3 of the Cash Agreement (e.g., to cover certain of the Borrowers’ operating expenses, pay accrued interest due on the securitization certificates, and pay the Manager’s management fee), in the absence of any special conditions such as a continuing event of default, “any remaining Available Funds will be distributed to, or at the direction of, the Borrowers.” The special conditions, whereby there would be a limitation on the Available Funds, reflect those circumstances that are highly unlikely and not in the ordinary course (and have not occurred to date). Section 7.2 of the Loan Agreement confirms that all payments shall be made in accordance with the terms of the Cash Agreement, and except for the restrictions on loans and advances discussed above, the Loan Agreement does not contain any other limitations on the Borrowers’ ability to use the funds received. Since the consummation of the securitization, the Borrowers have continually made capital distributions to their parent of Available Funds without the Agent’s or any other third party consent, and with the Agent’s full knowledge.

Additionally, the fact that a subsidiary that has debt which is secured by certain of its assets, as expressly permitted by §4-08(e)(3), must maintain cash flow sufficient to service its debt obligations (and, failing this, could enter default thereafter and divert previously available resources to make accelerated debt payments, thereby limiting its ability to make dividends, loans or advances) does not represent a requirement that it maintain specific asset levels and, consequently, does not entail that its assets are “restricted net assets.” Similarly, the fact that in order to permit the Borrowers to service their securitization debt obligations, they must maintain certain cash flow levels, is not tantamount to requiring that they maintain particular asset or cash flow levels. On the contrary, neither the Loan Agreement nor the Cash Agreement expressly contemplates such a requirement.

For these reasons, we believe that the Borrowers (and the securitization) closely resemble the secured debt subsidiary example contemplated in §4-08(e)(3) and there are no restrictions that prohibit dividend payments or that impose any maintenance tests. Accordingly, we believe that the Assets do not represent “restricted net assets” within the definition of that term in §4-08(e)(3).

Consolidated Financial Statements

Note 3. Goodwill and Other Intangible Assets, page F-16

2.	We note your response to comment 3. Tell us why you have not assigned value to both acquired customer contracts and customer relationship intangible assets in your business combinations and assets acquisitions. Please revise or further advise us.

RESPONSE:

Historically, we have distinguished between the acquired customer base intangible and the acquired customer relationship intangible assets as a result of the deeper relationship that is acquired in a business combination transaction compared to the contractual relationships arising out of an asset purchase. Typically, in an acquisition consummated as an asset purchase, we acquire a tower, or portfolio of towers, on a smaller scale than the acquisition of a business, such as SpectraSite, Inc. (“SpectraSite”), which increased our tower portfolio by nearly 55%. In assigning value to the intangible assets that result from the purchase of assets, we use a discounted cash flow approach to estimate the value of the contractual relationships in place at the time of the acquisition and assign the value to the acquired customer base intangible. In contrast, the approach used to value the customer relationships resulting from a business combination, such as the SpectraSite acquisition, takes into account the additional value ascribed to the intangible asset, above that of the contracts in place, and considers such other factors as the enhanced relationships with customers, the opportunity for larger scale master lease agreements, improved market share and enhanced geographic network coverage. These additional factors were taken into account in determining the value of the acquired customer relationship intangible by considering estimated future growth in revenue attributable to these customers apart from the contractual revenue in place at the time of the business combination.

Due to the difference in scale and scope of the two types of acquisitions noted above, we believe that the ability to generate additional revenue in a smaller asset purchase generally is not attributable to the newly acquired towers, but rather is generally attributable to the Company’s extensive network of existing towers and relationships of the Company. However, we believe that in a larger business acquisition, such as SpectraSite, additional future revenue is generated beyond the contractual revenue in place at the time of the acquisition as a result of future growth opportunities with these customers.

3.	It is unclear to us why your acquisition of Spectra-Site, Inc. resulted in a significant amount of goodwill in relation to the value assigned to the acquired customer relationships intangible. In this regard, describe in more detail your valuation methodology and significant assumptions used to determine the value of the customer relationships intangible asset.

RESPONSE:

In our purchase of SpectraSite, we acquired $4.2 billion of assets, which were allocated as follows: 31% to tangible assets, 27% to amortizing intangible assets and 38% to goodwill. In order to assist in the allocation of the purchase price to the various assets acquired, we engaged a third party specialist (“Specialist”) to conduct a valuation study with respect to the acquisition of SpectraSite. The Specialist engaged was the valuation services group of a “Big 4” accounting firm. The valuation was extensive and took into consideration all significant tangible and intangible assets, including leasehold interests, property plant and equipment, customer relationships, network location, trade name, non-compete agreements, exclusivity rights and certain components of goodwill including assembled workforce. While certain elements of goodwill were considered, the ultimate value assigned to goodwill was the residual purchase price after the allocation of fair value to all identifiable tangible and intangible assets. The planned valuation approach and results of the valuation study were discussed in detail with valuation specialists from our independent external auditor in connection with their audit of our 2006 financial statements.

With respect to the customer relationship intangible asset, with the advice of the Specialist, we utilized an income approach. This approach considered the present value of operating cash flows generated from the customer relationships, after taking into consideration any costs to generate such revenue, as well as assumptions with respect to churn, period of benefit and discount rate. Churn was estimated by the various revenue streams (wireless, broadcast, rooftop, etc.) and was computed based on SpectraSite’s historical financial results, which was then applied to the cash flows of the underlying revenue streams. For purposes of determining cash flows, we utilized approximately 20 years of estimated cash flows, which considered estimated contract renewals. The valuation also considered charges for assets utilized in the production of the cash flows, and an applicable discount rate based on an appropriate weighted average cost of capital. We believe our valuation process was thorough and resulted in a reasonable allocation of purchase price in accordance with appropriate valuation principles and generally accepted accounting principles.

Large strategic acquisitions, such as our acquisition of SpectraSite, often result in significant amounts of goodwill. Elements of goodwill include future cost synergies, improved financial flexibility, increased market share, in-place workforce and enhanced geographic footprint. Our current success and ability to generate in excess of $600 million per year in free cash flow can be significantly attributed to the success of our merger with SpectraSite with respect to the synergies achieved, the market share and scale gained thereby, the combined coverage of our network and the improved financial flexibility commensurate with the related increased scale and profitability.

4.	We note in your response to comment 4.c that your attrition rate has typically been very low. Cancellations have historically been less than 3% and in the last four years, at or about 2%. Tell us the number of years of expected cash flows that you assumed when initially valuing acquired customer based intangible assets and contrast this with the amortization period of these assets and the attrition rate.

RESPONSE:

The number of years of expected cash flows that are assumed when initially valuing acquired customer base intangible assets is derived from the term of the contracts in place at the time of the acquisition, as well as an estimate of likely renewals. As noted in our May Response, our average annual churn rate has historically been below 3%, and, in the last four years, at or about 2%. Therefore, based on these low churn rates, we typically assume that all potential renewal periods will be exercised by the customer when determining the appropriate number of years to utilize. However, as the customer base intangible assets have a life that may be limited by the useful life of the tower assets or potential changes in technology, the number of years utilized in the expected cash flow is assumed to be limited by the underlying life of the tower asset.

Prior to 2008, the estimated useful life of our tower assets was 15 years. Therefore, when valuing the acquired customer base intangible, we typically utilized 15 years of expected cash flows. Upon revising the estimated useful life of our tower assets from 15 years to 20 years, effective January 1, 2008, we also typically began to utilize 20 years of expected cash flows for valuation purposes as well.

As noted in our April Response, the acquired customer base intangible assets have been amortized on a straight-line basis over a 15 year period, based upon the assumed cash flows generated during the contract life and renewal periods, and limited by the tower life. We have begun amortizing customer base intangibles from acquisitions occurring during the fiscal year ended December 31, 2008 over a 20 year period to coincide with increasing the assumed cash flows generated during the contract life and renewal periods, and limited by the tower life.

5.	We note in your response to comment 4, the last paragraph on page 6 of your Response, that you have elected to track customer based intangible assets as an amalgam, a single asset related to each group of assets purchased. Explain to us how you group your long-lived assets for purposes of recognition and measurement of impairment loss. Refer to paragraph 10 of SFAS 144. Also, identify for us the asset that you consider to be the primary asset of the asset group for purposes of testing impairment. Refer to paragraph 18 of SFAS 144.

RESPONSE:

For the purposes of applying SFAS 144, we group our long-lived assets for purposes of recognition and measurement of impairment loss into two groups: our customer related intangible assets and our individual towers and related assets.

We review our towers and related assets for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In our impairment review, current cash flows at the tower level are utilized as an indicator of potential asset impairment. In addition to other indicators of potential impairment, to the extent we find that a tower or towers may have negative current cash flows, further analysis is conducted. A cash flow modeling approach is utilized which incorporates, among other items, the tower location demographics, lease rates based on market and demographic data, and estimated length of tenancy. To the extent the cash flows generated under this model are not sufficient to recover the carrying value of the towers, we will record an impairment charge on our towers and the related intangible assets. For example, in the year ended December 31, 2008, we recorded an impairment charge of approximately $6.7 million to our tower and related assets based on this approach.

We consider the contractual cash flows arising from the acquired customer base and acquired customer relationship to be more overarching in nature and not directly attributable to any specific tower. Therefore, we do not group this intangible asset with the individual towers and related assets. We review our operating performance, cash flows and churn statistics for evidence or circumstances that may indicate potential impairment. Due to the significant amount of long-term contracted revenue and relative lack of churn for any particular customer, there has been no indication of impairment on our customer related intangible assets. Therefore, the provisions of paragraph 18 of SFAS 144 have not been applicable.

*    *    *    *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett Executive Vice President and Chief Financial Officer

cc:	Edmund DiSanto, Esq.

Michael John McCormack, Esq.

Mneesha O. Nahata, Esq.

    American Tower Corporation

Thomas V. Milbury

    Deloitte & Touche LLP

Sandra L. Flow, Esq.

    Cleary Gottlieb Steen & Hamilton LLP